Holland+Knight

07022129

.and & Knight LLP
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SUPPL

March 21, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Supplemental Submission on behalf of Renewable Energy Corporation ASA pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as emended

SEC File No.: 82-34968

Ladies and Gentlemen:

On behalf of Renewable Energy Corporation ASA, a public limited company organized under the laws of the Kingdom of Norway (the "Company"), we hereby furnish this letter, with the exhibits attached hereto, to the Securities and Exchange Commission (the "SEC") in order to continue the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

Set forth on the attached Schedule I is a complete list followed by a copy of any information or documents that the Company has made public, distributed or filed with the Oslo Stock Exchange (the "OSE") or its security holders since December 5, 2006, the date as of which information or documents were compiled for the previous filing for exemption.

The Company agrees that it will furnish to the SEC on an ongoing and timely basis whatever information is made public, distributed or filed with the OSE as described on Schedule A to our exemption application dated April 25, 2006. If the information that the Company is required to make public, distribute or file with the OSE shall change from that listed on such Schedule A, the Company shall furnish to the SEC a revised list reflecting such changes.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability provisions of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dw 4/5

If you have any questions or comments, please do not hesitate to contact me at (212) 513-3217 or by email at lance.myers@hklaw.com. Please have the enclosed copy of this letter date stamped and returned in the enclosed, postage pre-paid envelope.

Respectfully yours,

Lance Myers

Item Number	Date	Document Description
1	3/21/07	Announcement of proposed secondary placing of shares whereby Hafslund ASA has appointed ABG Sundal Collier Norge ASA and UBS Investment Bank as Managers and Joint Bookrunners for potential secondary placing of up to 35 million shares in REC
2	3/21/07	Oslo Bors announcement that matching halt ended
3	3/21/07	Oslo Bors imposition of matching halt
4	3/21/07	Press Release announcing REC entering into long-term supply agreement of polysilicon to Sumco Techxiv Corporation
5	3/21/07	REC Board approval of financial statements for 2006
6	2/14/07	Notification of agreement between Good Energies Investments B.V. and Credit Suisse of an underwritten placement of REC shares
7	2/13/07	Presentation of interim results for fourth quarter 2006
8	2/13/07	Press Release reporting fourth quarter results for 2006
9	2/6/07	Press Release announcing date and time of release of fourth quarter results for 2006
10	2/5/07	Notification of acquisition of shares by Q-Cells AG
11	2/5/07	Press Release by Orkla ASA of the entering into of various transactions
12	2/5/07	Notification of sale and transfer of shares by Good Energies Investments B.V.
13	1/29/07	Notification of acquisition of shares by Umoe Invest AS (Summary in English)
14	1/23/07	Notification of acquisition of shares by Umoe Invest (Summary in English)

Item Number	Date	Document Description
15	1/23/07	Announcement that Reidar Langmo resigned as Senior Vice President Business Development effective 1/31/07
16	12/22/06	Announcement that Rune Bjenke resigned as a Director of the Board of REC effective immediately
17	12/22/06	Press Release regarding approval by German regulatory authorities of partnership agreements for EverQ
18	12/14/06	Financial Calendar of 2007
19	12/13/06	Materials entitled "Building the world's largest solar plant" provided at press conference held on 12/13/06
20	12/13/06	Press Release announcing press conference regarding expansion of the wafer production plant at Heroya
21	12/13/06	Press Release regarding expansion of wafer production at Heroya site
22	12/11/06	Listing of Company Certificate for Renewable Energy Corporation ASA (Summary in English)
23	12/11/06	Notice to Oslo Stock Exchange and REC from DnB NOR Bank regarding conversions of bonds (Summary in English)
24	12/11/06	Updated share capital certificate (Summary in English)

Item 1.

21.03.2007 16:34:12 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **DISCLOSURE OF LARGE SHAREHOLDINGS** flagging

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NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA, AUSTRALIA, SOUTH AFRICA OR JAPAN.

PROPOSED SECONDARY PLACING OF ORDINARY SHARES IN RENEWABLE ENERGY CORPORATION ASA (`REC`)

Hafslund ASA (`Hafslund`) has appointed ABG Sundal Collier Norge ASA (`ABG Sundal Collier`) and UBS Investment Bank (`UBS`) (together the `Managers`) as Managers and Joint Bookrunners for an accelerated bookbuilding and potential secondary placing of up to 35 million shares in REC (the `Placing Shares`) (the `Placing`). The decision to complete a sale of all or any part of the Placing Shares, the exact number of Placing Shares sold and the price for the Placing Shares will depend on the outcome of the bookbuilding process, and a further announcement will be made at that time.

The books for the Placing will open with immediate effect. Pricing and allocations are expected to be announced as soon as practicable following the closing of the books. The timing for the closing of the books will be at the sole discretion of the Managers.

The bookbuilding process is open to institutional investors in Norway and institutional investors abroad. In the event of oversubscription, the Managers may reduce or reject purchase orders at their own discretion.

The closing price of REC on the Oslo Stock Exchange on Wednesday, 21 March, was about NOK 142 per share.

Commenting the decision to initiate a potential sale of REC shares, Christian Berg, CEO of Hafslund said:

`Hafslund made its initial investment in REC - today a global leader in the solar energy industry - in 1998. We are hugely impressed of what REC has achieved, and believe strongly that the company will continue to excel and create value for its owners. Given the nature of

Hafslund`s ownership in REC, held though our Venture arm, and the implications of REC`s success for the size of our investment, it is, however, natural for Hafslund to over time reduce the holding in the company, which we believe also will benefit REC in establishing a broader shareholder base with enhanced liquidity in the trading of the share.`

Hafslund currently holds approx. 105.4 million shares in REC representing 21.33% of the total issued share capital.

To the extent that the Placing is completed, Hafslund undertakes not to sell or otherwise dispose of any shares in REC for a period of 90 days from the completion of the Placing without the prior written consent of the Managers.

Hafslund ASA
Oslo, 21 March 2007

Enquiries:

Hafslund

Christian Berg, CEO Tel: +47 91 74 69 10

***

MEMBERS OF THE GENERAL PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS ANNOUNCEMENT AND ANY OFFER OF SECURITIES TO WHICH IT RELATES ARE ONLY ADDRESSED TO AND DIRECTED AT PERSONS WHO ARE (1) QUALIFIED INVESTORS WITHIN THE MEANING OF DIRECTIVE 2003/71/EC AND ANY RELEVANT IMPLEMENTING MEASURES (THE `PROSPECTUS DIRECTIVE`) AND (2) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN ARTICLE 19(1) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE `ORDER`) OR ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) (`HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC`) OF THE ORDER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS `RELEVANT PERSONS`). THE INFORMATION REGARDING THE PLACING SET OUT IN THIS ANNOUNCEMENT MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

This announcement has been issued by Hafslund and is the sole responsibility of Hafslund. This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities of REC in the

United States, Canada, Australia or Japan or in any other jurisdiction in which such an offer of solicitation is unlawful. The Placing Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offering of securities in the United States.

Any investment decision to buy securities in the Placing must be made solely on the basis of publicly available information which has not been independently verified by the Seller or the Managers.

Neither this announcement nor any copy of it may be taken, transmitted or distributed, directly or indirectly in or into the United States, Canada, Australia or Japan. Any failure to comply with this restriction may constitute a violation of United States, Canadian, Australian or Japanese securities laws.

The distribution of this announcement and the offering or sale of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by Hafslund, the Managers, or any of their respective affiliates, or any other person that would permit an offer of the Placing Shares or possession or distribution of this announcement or any other offering or publicity material relating to the Placing Shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Hafslund and the Managers to inform themselves about and to observe any such restrictions.

The Managers are acting for Hafslund only in connection with the Placing, and no one else, and will not be responsible to anyone other than Hafslund for providing the protections offered to clients of the Managers nor for providing advice in relation to the Placing.

ABG Sundal Collier is authorised and regulated by Kredittilsynet.

UBS is authorised and regulated by the UK Financial Services Authority.

Item 2.

OSLO BØRS NewsWeb

Utsteder Renewable Energy Corporation ASA
Kategori --- alle ---
Instrument REC
Fra dato 01.01.2007 [...] Til dato 21. [...

lenke

21.03.2007 14:47:52 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **OSLO BØRS MATCHING HALT ENDS** børspause

See announcement issued by REC. Matching halt to end. There will be a pre-trading session (CLIN) until 14:53.

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Item 3.

OSLO BØRS NewsWeb	Utsteder	Renewable Energy Corporation ASA	Instrument	REC		
	Kategori	— alle —	Fra dato	01.01.2007 [...]	Til dato	21. [...

lenke

21.03.2007 14:45:13 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **OSLO BØRS MATCHING HALT** børspause

Oslo Børs has received an announcement from REC,
and a matching halt has been imposed until
publication.

00012

Item 4.

21.03.2007 14:45:38 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **SECURES NOK 4.8 BILLION POLYSILICON CONTRACT** avtaler

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Oslo, March 21, 2007: Renewable Energy Corporation (REC) has entered into a long-term agreement for the supply of polysilicon to SUMCO TECHXIV Corporation (STC), a subsidiary of the world's second largest electronic wafer producer. Under the agreement, REC will deliver polysilicon to STC worth approximately NOK 4.8 billion over the next 7 years. REC has also started ordering long lead-time items to secure further expansion of its polysilicon production in 2009-2010.

STC is the new name of Komatsu Electronic Metals after its acquisition by SUMCO Corporation. The agreement replaces one of the agreements taken over when REC acquired Advanced Silicon Materials LLC in 2005, where REC commits supplying polysilicon to a small number of electronic customers.

The new contract, which combines re-negotiated terms of existing supply contracts and an extension of volumes and duration, has a total contract value of up to NOK 4.8 billion. Deliveries will start 2007 and continue until 2013. Additional volume to the existing contract is close to 6,000 MT, which will be supplied during the added years covered by the new contract. Two thirds of the contracted volume is on take-or-pay terms at predefined and increasing prices. Starting in the second half of 2010, volumes above the take-or-pay contract will be delivered at market terms and negotiated annually within a pre-determined price bracket.

Due to improved pricing terms, the average price for REC Silicon's total polysilicon sales is expected to increase slightly more than 15% from 2006 to 2007. Earlier guidance indicated an average price increase of up to 10%.

'This agreement strengthens the relationship between two global market leaders. REC is the world's largest PV-company, while SUMCO is the second largest manufacturer of silicon wafers for electronic applications. By executing this contract, REC Silicon will achieve more

00014

operational flexibility than the former agreement allowed, which will enable product mix changes and further optimization of production`, says Gøran Bye, Executive Vice President Silicon of REC ASA.

`We are determined to pursue our strategy and commitment to grow solar. However, with our aggressive expansion ambition in polysilicon production, we also see an opportunity in continued supply of some polysilicon volumes to important customers in the electronic segment. This diversification will allow us to further pursue de-bottlenecking opportunities at our Butte plant and potentially reduce production cost further in existing production assets`, says Erik Thorsen, President and CEO of REC ASA.

While existing polysilicon expansion projects are running according to plan, REC has also started preparations for the next polysilicon expansion. Decision has been made to invest nearly USD 50 million to procure long-lead items to ensure that additional capacity could come on-stream in 2009/2010.

`We continue to see a positive demand for our products and we have therefore decided to order certain items early to help us reduce project lead-time in a pressured global engineering, procurement and construction market. With our new proprietary and cost efficient granular polysilicon production technology, further expansions within polysilicon production will not only contribute to continued cost reductions, but also provide additional material to pursue expansion opportunities further downstream in our wafers, cells and modules activities`, continued Erik Thorsen.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com

For more information, please contact;
Erik Thorsen, President & CEO, +47 90 75 66 85
Jon Andre Løkke, SVP & Investor Relation Officer, +47 67 81 52 65

Item 5.

OSLO BØRS NewsWeb

Utsteder Renewable Energy Corporation ASA

Kategori --- alle ---

Instrument REC

Item 23.

Fra dato 01.01.2007 [...]

Til dato 21. [...]

lenke

21.03.2007 14:39:36 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **BOARD OF DIRECTORS APPROVED 2006 FINANCIALS** styrets forslag til årsregnska

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Oslo, March 21, 2007

Today, the Board of Directors of REC approved the financial statements for 2006. Compared to the preliminary results for 2006 presented in the 4th quarter report there are no changes in profit for the year.

About REC

REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world's largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million.

Please also see www.recgroup.com

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Item 6.

14.02.07 08:27 Marked=OB REC **TRADE SUBJECT TO NOTIFICATION** andre børsmeldinger

Good Energies Investments B.V. (`Good Energies`) entered into an agreement with Credit Suisse on 13 February 2007 in respect of an underwritten placing of Good Energies` remaining shares in Renewable Energy Corporation ASA (`REC`). Good Energies announces that it has now sold through the placing 19,661,098 shares, representing approx. 3.98% of the share capital and voting rights of REC at a price of 147 NOK per share. On completion of the placing, Good Energies will not hold any shares in REC.

Good Energies is represented on the board of directors of REC by Mr. Marcel Egmond Brenninkmeijer.

The placing was available only to institutional investors who are Qualified Investors as that term is defined in Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC).

This announcement is not for distribution, directly or indirectly, in or into the United States (including its territories and possession, any State of the United States and the District of Columbia), Australia, Canada or Japan. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Shares mentioned herein have not been, and will not be, registered under the US Securities Act of 1933. The Shares may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

Item 7.

REC

Fourth quarter 2006

February 13
2007



REC is a significant player in the international solar energy industry, well positioned both upstream and downstream in the industry value chain.

REC Silicon	REC Wafer	REC Solar

HIGHLIGHTS

Revenue growth of 54 percent; NOK 1,320 million versus NOK 857 million in the fourth quarter 2005 • EBITDA growth of 86 percent; NOK 676 million versus NOK 364 million in the fourth quarter 2005 • EBIT growth of 101 percent; NOK 552 million versus NOK 275 million in the fourth quarter 2005 • Operating cash flow growth of 158 percent; NOK 659 million versus NOK 225 million in the fourth quarter 2005 • EBIT includes close to NOK 70 million in positive one-off items • Successful and fast ramp-up of wafer production at Herøya • Major new wafer expansion project approved • EverQ ownership increased to 33.3 percent • Targeted 2010 cost roadmap remains on track

2006 has been an eventful year for the REC Group (REC), with strong production, revenue and margin growth. For the full year 2006, revenues increased by 77 percent to NOK 4,334 million and EBITDA by 137 percent to NOK 1,965 million. Although favorable market conditions support growth, both sales and earnings are primarily being driven by successfully implemented expansion projects and improved productivity.

REC signed new major contracts within all segments in 2006, which have generated a solid platform for further growth. To this respect, the company has initiated several major new expansion projects throughout the value chain. The expansion program is fully funded. During the year, REC has carried out a complete refinancing and a successful IPO and listing on the Oslo Stock Exchange, and the company also generated a strong positive cash flow from operations.

REC continued its strong progress also in the fourth quarter. Both revenues and earnings continued to grow, compared with fourth quarter 2005 and the previous quarter. The continued operational margin improvement confirms that REC stays on track with its targeted 2010 cost roadmap, which is targeting to reduce module production costs per watt by almost 50 percent compared with world class 2005 benchmarks.

The technology driven cost roadmap is important to ensure the long-term profitability of REC's significant expansion projects. Having decided on major expansion projects in REC Silicon and REC Solar earlier in the year, REC in the fourth quarter approved further major expansions of the wafer production capacity.

FINANCIAL REVIEW

Key Financials – REC Group

(NOK IN MILLION)	Q4 2006	Q4 2005	2006	2005	Q3 2006
Revenues	1 320	857	4 334	2 454	1 139
EBITDA	676	364	1 965	830	522
EBITDA – margin	51 %	43 %	45 %	34 %	46 %
EBIT	552	275	1 574	601	422
EBIT – margin	42 %	32 %	36 %	25 %	37 %
Net financial items	-41	-41	-34	-78	90
Profit/loss before tax and effect of convertible loans	510	233	1 540	523	512
Fair value/foreign exchange effect of convertible loans	0	29	-796	-493	0
Profit/loss before tax	510	263	744	30	512
Earnings per share, basic in NOK	0.68	0.58	1.03	0.01	0.69

NET FINANCIAL ITEMS - REC Group

(NOK IN MILLION)	Q4 2006	Q4 2005	2006	2005	Q3 2006
Share of loss of associates	-7	-3	-18	-7	-4
Financial income	69	4	164	6	60
Financial expenses	-29	-72	-149	-147	-36
Net currency gains - losses*	-75	29	-32	69	71
Net financial items	-41	-41	-34	-78	90

* including change in fair value of currency derivatives excluding effect of convertible loan

Revenues and EBITDA

REC generated revenues of NOK 1,320 million in the fourth quarter of 2006, an increase of 54 percent compared with the fourth quarter 2005. Revenues increased by 16 percent from the previous quarter, reflecting higher sales in all segments but in particular in REC Wafer and REC Solar.

EBITDA of NOK 676 million in the fourth quarter corresponds with an EBITDA margin of 51 percent. In the fourth quarter 2005 EBITDA was NOK 364 million and the EBITDA margin 43 percent.

EBITDA increased by NOK 154 million or 30 percent from the previous quarter, and the EBITDA margin increased by 5 percentage-points. The sharp increase is explained both by improved underlying operations and one-off effects.

The most important one-off effect relates to the recognition of a one-time cost reduction of almost NOK 50 million due to the termination of part of employee benefit plans in REC Silicon (ASiMI). Other one-off effects amounted to almost NOK 20 million, mainly in REC Wafer.

Underlying operations also performed better than the company expected at the beginning of the quarter. The ramp-up of the new production line in REC Wafer has gone better and much faster than anticipated. The new line generated a positive EBIT of NOK 11 million in the fourth quarter, compared with an anticipated negative EBIT-contribution of NOK 30 million.

REC Solar also continued its margin improvement at a stronger pace than estimated, due to a more favorable product mix and marginally higher than expected prices.

REC has proportionately consolidated its 33.3 percent ownership in EverQ on a line-by-line basis from December 19, 2006.

Depreciation, amortization and impairment

Depreciation, amortization and impairment were NOK 124 million in the fourth quarter 2006, an increase from NOK 89 million in the fourth quarter 2005 and from NOK 100 million in the third quarter 2006. The increases primarily result from higher capital expenditure due to ongoing expansion projects in all segments.

Operating profit (EBIT)

Due to the continued revenue increase and EBITDA margin improvement, EBIT also increased in the fourth quarter. EBIT was NOK 552 million and the EBIT-margin 42 percent. EBIT more than doubled from the fourth quarter 2005, and the margin increased by 10 percentage-points.

EBIT increased by 31 percent from the previous quarter, and the EBIT margin increased by 5 percentage-points. The above discussion is also relevant when comparing operating profit.

Net financial items

The REC Group reported a net financial loss of NOK 41 million for the fourth quarter, which was in line with fourth quarter 2005. In the previous quarter, the company reported net financial income of NOK 90 million. The currency loss in the fourth quarter was primarily due to the strengthening of NOK compared with EUR and USD.

The improvement in financial income and expenses compared with the fourth quarter of 2005 was primarily due to the interest on proceeds from the share issuance in May and reduced interest bearing debt following the conversion of convertible loans in the first part of 2006.

Convertible Loans

The remaining convertible loan amount was converted to shares during the fourth quarter and no convertible loan was outstanding at the end of December. The effects of changes in fair value and foreign exchange for convertible loans were negligible in the fourth quarter 2006, compared to a positive effect in the fourth quarter of 2005. For the full year, fair value and foreign exchange effects of convertible loans negatively affected profit before tax by NOK 796 million, compared with a negative effect of NOK 493 million before tax in 2005, both non-cash effective.

Profit before tax

Profit before tax was NOK 510 million in the fourth quarter 2006, compared with NOK 263 million in the fourth quarter 2005 and NOK 512 million in the third quarter 2006.

For the full year, profit before tax amounted to NOK 1,540 million before the effects of fair value and foreign exchange effects of convertible loans. Including these effects, the full year profit before tax was NOK 744 million. In 2005, the corresponding figures were NOK 523 million and NOK 30 million, respectively.

Income Tax

Calculated income tax for the year is based on an estimated effective tax rate of 28 percent in the Scandinavian operations and 39 percent in the US operations for the full year 2006. The estimated combined effective tax rate was 38 percent for the year, and 33 percent adjusted for the effects of the convertible loans.

Profit after tax

Profit after tax was NOK 336 million in the fourth quarter 2006, compared with NOK 177 million in the fourth quarter 2005 and NOK 343 million in the third quarter 2006.

For the full year 2006, profit after tax was NOK 458 million, corresponding to an earnings per share of NOK 1.03. Adjusted for the effects of fair value, foreign exchange and interest on convertible loans, the profit after tax was NOK 1,047 million and the adjusted earnings per share NOK 2.36 for the full year.

OPERATIONAL REVIEW

Market development

The main event in the fourth quarter was the changes to the Californian incentive structures. California targets the creation of 3,000 MW of new, solar-produced electricity over the next ten years, with the ambition to help build a self-sustaining solar market.

The California Energy Commission retains the responsibility for incentives directed at new homes, but the former Emerging Renewables Program has been replaced with the New Solar Homes Partnership with effect from 1 January 2007. This 10-year program has a budget of USD 350 million.

The California Public Utilities Commission retains responsibility for existing residential buildings and commercial-sized installations, which will be served under a USD 2.2 billion incentive program. The most notable change to this program is the transition from capacity- to performance based incentives, which on average are projected to decline by seven percent annually.

In terms of projects and installations, Spain and Portugal continue to dominate the news flow, although large new projects were announced also in the Gansu province of China and in Texas, USA.

The price picture for the end-users remains healthy, with increasing module prices in the US through 2006. The price picture in Europe has been flatter, with the strongest demand and price developments outside of the traditionally largest German market.

REC Silicon

REC Silicon produces polysilicon and silane gas for the photovoltaic industry and the electronics industry at two facilities in Moses Lake, Washington and Butte, Montana in the USA. REC Silicon employs approximately 500 people. A third plant under construction will more than double REC Silicon's capacity for polysilicon production by the second half of 2008.

REC Silicon reported revenues of NOK 542 million in the fourth quarter 2006, an increase of 8 percent from the fourth quarter 2005 and flat compared with the previous quarter.

Production of polysilicon was 1,295 MT. This was 11 percent below the previous quarter and 5 percent lower than in the fourth quarter last year. The lower production arises from a number of smaller factors. The ongoing de-bottlenecking activities require smaller and larger shut-downs of processes, which negatively affect on-stream time and overall production.

REC Silicon drew on its polysilicon inventories during the fourth quarter, and shipments declined by less than 10 percent from the previous quarter. The decline has to a large extent been compensated by a higher level of silane gas sales. 38 percent of polysilicon production (i.e. revenues) in the fourth quarter was sold to REC Wafer at market prices.

EBITDA in REC Silicon was NOK 319 million in the fourth quarter, which was an increase of 34 percent compared with the fourth quarter 2005 and 8 percent above the previous quarter. The EBITDA margin of 59 percent compares favorably with 47 percent in the fourth quarter 2005 and 55 percent for the third quarter 2006.

When comparing with previous quarters, it should be noted that REC Silicon in the fourth quarter recognized a one-time cost reduction of almost NOK 50 million before tax, due to the termination of part of employee benefit plans in REC Advanced Silicon Materials LLC (ASiMI). Due to the termination of the plan, estimated future payments were reduced to zero. The termination had no cash effect.

In the previous quarter, EBITDA was positively affected by a reversal of an inventory write-down of NOK 20 million.

Adjusted for one-off effects in both quarters, REC Silicon's EBITDA-margin was roughly on par with the previous quarter.

The construction of the new FBR polysilicon plant in Moses Lake, Washington runs according to plan. Additional resources have been added to the project to maintain project time-line and to avoid that a pressured global engineering, procurement and construction market negatively affects the plant completion date. Entailing investments of approximately USD 600 million, the plant will add 6,500 MT of polysilicon production capacity by the second half of 2008.

REC Silicon is also on track with the engineering of the de-bottlenecking project at its polysilicon plant in Butte, Montana. At an investment of USD 50 million, the program is expected to increase production of polysilicon by 1,000 MT with effect from the end of the second quarter of 2008. The resulting energy cost savings and productivity improvements are expected to reduce total cost per kilogram produced at the Butte plant by almost 20 percent.

REC Wafer

REC Wafer produces multicrystalline wafers for the solar cell industry at two production facilities in Glomfjord and at Herøya in Norway, as well as monocrystalline ingots for wafer production at a separate plant in Glomfjord. REC Wafer employs approximately 600 people.

REC Wafer reported revenues of NOK 790 million in the fourth quarter 2006, 29 percent above the previous quarter and 71 percent above the fourth quarter 2005.

At close to 100 MW, the overall wafer production was significantly higher than expected. The production was up 28 percent from the previous quarter, and 53 percent above the fourth quarter last year. The strong production and revenue growth primarily reflects a very fast and successful production ramp-up of the new wafer line at Herøya, as well as continued productivity improvements in the existing production lines.

FINANCIAL HIGHLIGHTS - REC Silicon

(NOK IN MILLION)	Q4 2006	Q4 2005	2006	2005	Q3 2006
Revenues	542	503	2 127	1 018	539
EBITDA	319	238	1 063	413	295
EBITDA – margin	59 %	47 %	50 %	41 %	55 %

FINANCIAL HIGHLIGHTS - REC Wafer

(NOK IN MILLION)	Q4 2006	Q4 2005	2006	2005	Q3 2006
Revenues	790	462	2 455	1 596	612
EBITDA	295	131	825	417	192
EBITDA – margin	37 %	28 %	34 %	26 %	31 %

EBITDA of NOK 295 million in the fourth quarter was 54 percent higher than in the previous quarter and more than a doubling of EBITDA compared with the fourth quarter 2005. The corresponding EBITDA margin of 37 percent was 6 percentage-points above the previous quarter and 9 percentage-points above the fourth quarter 2005.

The new production line at Herøya was expected to contribute negatively to EBIT by approximately NOK 30 million in the fourth quarter. Because of the fast ramp-up, the new production line showed a positive contribution already in November and an EBIT of NOK 11 million for the fourth quarter as a whole. When comparing the quarters it should also be noted that REC Wafer in the third quarter recognized expansion and ramp-up expenses of NOK 39 million.

During the fourth quarter REC Wafer completed the transition from 240 µm to 200 µm wafer thickness at all production lines, which will improve polysilicon utilization going forward.

The new Herøya plant is expected to be fully ramped up to its annual 200 MW capacity in the third quarter of 2007. The ramp-up schedule has been aligned with availability of polysilicon, and includes a four-week shutdown in July, which will also be used for planned maintenance and smaller technical modifications.

Given the favorable market conditions and the ongoing expansion program in REC Silicon, the Board of REC in December approved the construction of the world's largest solar plant adjacent to the current production facilities at Herøya, with total investments amounting to NOK 2.5 billion.

The first new production line is expected to be ramped-up from the fourth quarter 2008. The second is expected to follow suit in the second quarter 2009, with total production at the new lines reaching the capacity of 650 MW at the end of 2009.

The new lines have been designed to be capable for 120 µm wafers and cutting wire. Improved feedstock utilization is a central element in the ambitious 2010 cost roadmap, and the new plant designs will further build on REC Wafer's already leading position in this area. The move to thinner wafers will be timed with the ability of customers to utilize these products and the company does not expect that the entire production will be at 120 µm in the 2010 time frame.

The annualized revenues from the new plant are estimated at NOK 5-6 billion, based on estimated industry pricing in 2006 for long-term contracts. Including the already ongoing expansions, the new plant will bring REC Wafer's total capacity to more than 1,300 MW by 2010 (calculated on constant 15% cell efficiency).

During the second half of 2006, REC Wafer signed four major take-or-pay contracts with globally leading solar cell manufacturers. Taking into consideration all ongoing expansion projects, REC Wafer has a contract-coverage of approximately 80 percent, based on estimated production volume until 2010.

REC Solar

REC Solar produces solar cells at REC ScanCell in Narvik, Norway and solar cell modules at REC ScanModule in Glava, Sweden. REC Solar employs 300 people.

REC Solar reported revenue of NOK 301 million in the fourth quarter, which was an increase of 10 percent from the previous quarter and almost a tripling of revenue from the fourth quarter 2005.

Production volume for cells and modules was 11 MW each in the fourth quarter, close to the nameplate capacity. Measured in MW the production increased by 16 percent from the previous quarter, boosted by a favorable product mix in the module production. REC Solar produced almost entirely 210 Watt modules in the quarter, whereas production in the previous quarter was split evenly between 175 Watt and 210 Watt modules.

REC Solar continued to increase shipments of modules to the Mediterranean area, and expect to see further growth in this area going forward.

REC Solar reported an EBITDA of NOK 80 million in the fourth quarter, which was an increase of 23 percent from the previous quarter and more than a tripling from NOK 25 million in the fourth quarter last year. EBITDA margin increased to 27 percent. The improved EBITDA and margin reflects a positive effect of the change in product mix as well as some improvements in average prices in the quarter.

In September, the REC board approved an expansion project designed to quadruple REC Solar's cell production from 45 MW to 225 MW and more than double the solar module production to 100 MW within 2008. These projects were progressing according to plan at the end of 2006.

EverQ

RECs and Q-Cells' increase in ownership of the German producer EverQ was effective as from December 19, 2006. As from this date, REC has proportionately consolidated 33.3 percent of EverQ's financial statements line-by-line, whereas EverQ previously has been accounted for as a financial investment at cost.

REC has consequently recognized revenues of NOK 10 million and an EBITDA of NOK 3 million for the fourth quarter 2006. For information and excluding effects from the purchase price allocation, EverQ overall had revenues of approximately EUR 19 million in the fourth quarter 2006, an EBITDA of EUR 4.1 million, and an EBIT of EUR 2.7 million.

EverQ first started commercial shipments of solar modules in April 2006, and the production had reached more than 90 percent of the design capacity of 30 MW per annum already in September 2006. The production rate is continuing to grow, and it is expected that the actual production will exceed the design capacity during the second quarter 2007.

On October 2, 2006, EverQ laid the cornerstone of a new 60 MW facility which will triple the production capacity. The new plant is expected to start test production already medio April 2007. An earlier communicated silicon supply agreement with REC could

FINANCIAL HIGHLIGHTS - REC Solar

(NOK IN MILLION)	Q4 2006	Q4 2005	2006	2005	Q3 2006
Revenues	301	108	873	404	273
EBITDA	80	25	195	86	65
EBITDA – margin	27 %	23 %	22 %	21 %	24 %

enable EverQ to grow towards a capacity of 300 MW by the end of the decade.

Eliminations

The REC Group eliminated a total of NOK 332 million in internal revenue and NOK 8 million in internal profit in the fourth quarter of 2006. Comparable figures for the fourth quarter 2005 were NOK 221 million and NOK 10 million, respectively, and NOK 286 million and NOK 4 million, respectively, in the third quarter 2006. Elimination of internal profit is dependant on intra-company inventories and changes with the level of internal sales.

Technology development and R&D

REC incurred R&D expenses of NOK 22 million in the fourth quarter 2006, compared with NOK 17 million in the fourth quarter 2005 and NOK 22 million in the third quarter 2006.

Increased R&D expenses relate to continuous development of current production processes and equipment as well as next generation production technologies designed to reduce silicon cost, enhance quality while reducing wafer thickness, improve cell and module efficiency, and reduce production costs throughout the value chain. As earlier communicated, REC expects to qualify the first results during 2007.

2010 Cost Roadmap

REC Group's 2010 cost roadmap targets a reduction in the production cost per watt of a module by almost 50% compared with world class 2005 production, measured at the most efficient plant. REC consequently seeks to reduce production cost by more than 50% over the five-year period, as REC's entire production value chain did not measure up to the world class benchmark in 2005.

REC is on track to meets its cost targets and the positive development in 2006 continued in the final quarter of the year.

Within silicon production, the bulk of cost reductions will be derived from the construction of a new plant for production of granular polysilicon and silane which is expected to be ready for production ramp-up from the second half of 2008. Measured in cost per watt of a solar module, REC aims for a reduction in the polysilicon cost component by more than 60 percent by 2010. However, approximately half of this cost reduction will come from efficiency gains further downstream in the value chain.

This new plant is expected to reduce production cost by at least 30 percent, primarily through an 80-90 percent reduction in energy consumption compared with traditional Siemens reactors. REC's fluid bed reactor (FBR) technology uses a hot wall design, which entails a lower energy loss than the traditional hot rod/cold wall design of the Siemens reactors. The new process is also less capital- and labor intensive than traditional technologies.

Cost reductions can also be found within the existing polysilicon plants, by increasing production volumes and changing product mix. The de-bottlenecking project REC Silicon has initiated at its Butte, Montana plant is expected to lower production cost at that particular plant by almost 20 percent from 2008.

REC Wafer is implementing a series of measures to ensure that the cost of converting polysilicon to wafers will decline. Excluding the cost of polysilicon, REC seeks to reduce the wafer cost component per watt of a module to around 50 percent of the 2005 level at its most efficient plant.

The initiatives include thinner wafers, thinner wire, lower consumable costs, as well as increased automation and other productivity measures. Improvements in wafer quality are also expected leading to higher cell efficiency.

The progress in cost measures has been strong during 2006, and unit costs declined despite increased expenses related to expansion projects and production ramp-up. At constant polysilicon price per kilo and on an annual basis, the average unit cost per wafer at the most efficient plant declined by approximately 15 percent in 2006 compared with 2005.

REC Wafer is already leading the field in cost terms, and will build on its cost advantages with the construction of two new wafer plants which were approved in December. The new plants will be designed even for some capabilities beyond the 2010 cost roadmap, and further build barriers to entry in the wafer segment.

For REC Solar, the ramp-up of production has had a gradually increasing effect during 2006, and the cost level has thus been reduced significantly. On an annual basis, the cell conversion cost declined by approximately 10 percent from 2005 to 2006.

The company is further developing several new processes designed to enhance the electrical cell efficiency, which are planned to be implemented step-wise in subsequent cell production expansion project.

For the module production, average annual conversion cost declined by approximately 5 percent from 2005 to 2006. Going forward, the main cost benefits will be derived through the expansion project, higher cell efficiency and higher automation. The new plant will enable high quality production, full capacity utilization and a high degree of automation. As wafers get thinner, manual assembly will be rendered less efficient, and this is expected to generate a cost advantage for new and more robotized module plants.

With a production capacity of 100 MW, the expanded module plant will be one of the largest in Europe, and the scale disadvantage of the current set-up will thus be reduced.

Associated companies

REC holds a 22% stake in CSG Solar GmbH, which in the first quarter of 2006 commissioned its new plant for manufacturinng of proprietory crystaline silicon thin-film solar modules using silane gas.

Production commenced during the second quarter and have since the start encountered a number of challenges related to scale-up and ultimately ramp-up of the plant. CSG Solar is working with their suppliers to solve the issues.

BALANCE SHEET AND CASH FLOW

In the fourth quarter, the net cash flow from operations was NOK 659 million, compared with NOK 255 million in the fourth quarter 2005. Net cash flow from investing activities was a negative NOK 565 million, compared with a negative NOK 155 million in the fourth quarter 2005. This primarily reflects the expansions in REC Wafer at both Herøya and Glomfjord, engineering and construction of the new polysilicon plant in REC Silicon and acquisition of shares in EverQ. Net cash flow from financing activities was NOK 75 million, compared with NOK 77 million in the fourth quarter 2005.

REC refinanced the entire Group in the first quarter of the year and established a

corporate financing structure. In May the company received NOK 6.9 billion in net proceeds from the share issue in connection with the IPO. At the end of the fourth quarter 2006, REC held NOK 7.3 billion in net cash and cash equivalents and NOK 3.5 billion in un-drawn credit facilities, which provides ample funding for all planned and approved capacity expansions.

OUTLOOK

The global market for photovoltaic (PV) solar cells has grown at a strong pace for a number of years, and forecasts by industry analysts indicate that the market for PV solar energy will continue to show strong growth also in the future. REC shares this optimism and remains confident that PV solar power will play an important role in filling the world's increasing need for affordable and clean energy.

REC has outpaced the industry growth and has further initiated new major expansion programs within all three segments during 2006. The expansion programs are integral parts of the company's technology-driven "2010 cost roadmap", which targets a reduction of the production cost per watt of a module by 50 percent compared with world class 2005 production.

REC Silicon targets a production of approximately 6,000 MT polysilicon in 2007. During the year, REC Silicon will commence construction of its new 6,500 MT granular polysilicon plant in Moses Lake, Washington, which will be up and running in the second half of 2008. REC Silicon will also complete the de-bottlenecking process of its Butte, Montana plant this year, which should have full effect from the second quarter of 2008.

REC Wafer targets a production of approximately 500 MW in 2007, including both multicrystalline wafers and monocrystalline ingots. During the year REC Wafer will complete the ramp-up of the new 200 MW production plant and commence construction of two new plants with a combined capacity of 650 MW. The new plants will be fully up and running during 2009.

REC Solar targets a cell production of 50 MW and a module production of 45 MW in 2007. During the year, REC Solar will implement the first phase of the 180 MW expansion of the cell plant in Narvik and the 55 MW expansion of the module plant in Glava, Sweden. The expansions will be fully implemented during 2008.

REC will also pursue profitable growth through partially-owned companies. REC's 33.3 percent owned joint venture EverQ is expected to complete ramp-up to 60 MW during the year.

Høvik, February 12, 2007
Board of Directors

About REC:

Renewable Energy Corporation ASA (REC) was established in 1996 and is one of the world's leading solar energy companies. Today, REC is one of the largest producers of polysilicon and wafers for Photovoltaic applications, and is involved in all steps of the value chain from production of solar grade silicon and wafers, to solar cell and module production. REC has customers all over the globe, seven production plants in three different countries and operates on three different continents. REC employs approximately 1,400 people. For further information on the company, please refer to www.recgroup.com

For more information, please contact:

Erik Thorsen
President & CEO
+47 90 75 66 85

Bjørn Brenna
EVP & CFO
+47 900 43 186

Jon André Løkke
SVP & IRO
+47 67 81 52 65

Statement of compliance

These condensed consolidated interim accounts have been prepared in accordance with IAS 34. Refer to separate reports for the first, second and third quarters for further information on these quarters. They do not include all of the information required for full annual financial statements of the Group and should be read in conjunction with the consolidated financial statement of the Group as at and for the year end December 31, 2005. The Group financial statement as at December 31, 2005 are available upon request from the Company's registered office at Høvik or at www.recgroup.com

Accounting policies

The Group have used the same accounting policies and standards as in the Group's financial statement as at December 31, 2005, and have implemented standards, interpretations and amendments to published standards that were effective from January 1, 2006. Of these, IFRIC 4, "determining whether an arrangement contains a lease" and IAS 39 (amendment), "cash flow hedge accounting of forecast intragroup transactions" have affected accounting for new transactions during the year 2006, but had no effect on previous years' transactions.

Income Statement – REC Group

(NOK IN THOUSAND)	Q4 2006	Q4 2005	YEAR 2006	YEAR 2005
Revenues	1 319 732	856 955	4 334 072	2 453 916
Raw materials and consumables used	-264 277	-131 035	-806 643	-620 903
Changes in inventories of finished goods and work in progress	58 083	19 449	66 892	4 477
Employee compensation and benefit expense	-145 704	-110 148	-667 950	-409 854
Other operating expenses	-291 931	-270 937	-961 778	-597 455
Earnings before financial items, taxes, depreciation and amortization (EBITDA)	675 903	364 284	1 964 593	830 181
Amortization of intangible assets	-17 072	-7 114	-44 481	-13 648
Impairment of tangible assets	-4 044	-4 211	-11 807	-13 733
Depreciation of tangible assets	-103 189	-78 123	-333 877	-201 353
Earnings before financial items and taxes (EBIT)	551 598	274 836	1 574 428	601 447
Share of loss of associates	-7 019	-2 698	-18 330	-7 052
Financial income	68 893	4 372	164 173	6 261
Financial expenses	-28 508	-71 758	-148 500	-146 784
Net currency gains – losses (including change in fair value currency derivatives)	-74 637	28 672	-31 592	69 244
Profit/(loss) before tax and effect on convertible loans	510 327	233 424	1 540 179	523 120
Fair value/foreign exchange effect on convertible loans	-131	29 478	-796 219	-493 037
Profit/(loss) before tax	510 196	262 903	743 960	30 083
Income tax expense	-174 117	-85 541	-285 630	-26 160
Profit/(loss) for the year	336 079	177 362	458 330	3 923
Attributable to:				
Equity holders of the Company	336 079	177 362	458 330	3 923
Minority interest	0	0	0	0
	336 079	177 362	458 330	3 923

Earnings per share for profit attributable to the equity holders of the company (in NOK per share)

Basic earnings per share	0.68	0.58	1.03	0.01
Diluted earnings per share	0.68	0.42	1.03	0.01
Basic earnings per share adjusted for effect on convertible loans*	0.68	0.59	2.36	1.38

* Excluding fair value/foreign exchange effects and interest expense on convertible loans, net of tax (28%), using the same weighted average number of shares as in the calculation of basic earnings per share

Balance sheet - REC Group

(NOK IN THOUSAND)	31 DEC 2006	30 SEP 2006	31 DEC 2005*
ASSETS			
Non-current assets			
Goodwill	792 284	623 711	634 945
Other intangible assets	254 950	195 088	259 256
Intangible assets	1 047 234	818 799	894 201
Land and buildings	1 184 370	1 490 491	741 884
Machinery and equipment	3 328 498	2 243 748	2 344 726
Other tangible assets	130 933	361 087	274 594
Property, plant and equipment	4 643 801	4 095 326	3 361 204
Investments in associates	52 658	46 839	58 150
Investments in shares	1 916	38 171	38 170
Other long-term receivables	10 425	42 720	37 468
Financial assets	64 999	127 730	133 788
Deferred tax assets	2 742	0	188 229
Total non-current assets	5 758 776	5 041 855	4 577 422
Current assets			
Inventories	508 455	459 071	347 517
Trade and other receivables	1 223 111	1 090 293	863 176
Derivatives	42 052	75 183	22 947
Cash and cash equivalents	7 275 548	7 255 087	513 962
Total current assets	9 049 166	8 879 634	1 747 602
Total assets	14 807 942	13 921 489	6 325 024
EQUITY & LIABILITIES			
Shareholders' equity			
Share capital**	494 326	481 300	304 319
Treasury shares	0	0	-225
Share premium	8 604 427	8 617 118	790 987
Paid-in capital	9 098 753	9 098 418	1 095 081
Other equity and retained earnings	1 079 443	1 046 219	158 931
Profit/(loss) for the period	458 330	122 251	3 923
Other equity and retained earnings	1 537 773	1 168 470	162 854
Minority interest	0	0	0
Total shareholders' equity	10 636 526	10 266 888	1 257 935
Non-current liabilities			
Retirement benefit obligations	103 231	131 246	115 063
Deferred tax liabilities	216 316	121 206	104 650
Long-term loans, interest bearing	2 500 427	2 402 956	2 054 613
Provisions and other liabilities	155 130	167 681	221 176
Total non-current liabilities	2 975 104	2 823 089	2 495 502
Current liabilities			
Trade and other payables	707 845	673 084	669 795
Tax payables	197 649	45 627	17 386
Derivatives	148 040	109 000	18 748
Convertible loans	0	2 665	1 711 428
Short-term loans, interest bearing	142 778	1 136	154 230
Total current liabilities	1 196 312	831 512	2 571 587
Total liabilities	4 171 416	3 654 601	5 067 089
Total liabilities and equity	14 807 942	13 921 489	6 325 024

* Balances have been adjusted for the final purchase price allocation of ASiMI and SGS
** Share capital as of September 30 and December 31 2006 includes 153,559 paid but not issued shares

Statement of Cash Flow – REC Group

(NOK IN THOUSAND)	Q4 2006	Q4 2005	YEAR 2006	YEAR 2005
Net cash flow from operating activities	658 911	254 909	1 378 857	555 987
Net cash flow from investing activities	-564 611	-155 420	-1 633 725	-2 408 250
Net cash flow from financing activities	-74 569	-77 313	7 022 294	1 957 088
Net increase/decrease in cash and cash equivalents	19 731	22 176	6 767 426	104 825
Cash and cash equivalents at beginning of the period	7 255 087	493 836	513 961	398 440
Foreign currency effect on cash and cash equivalents	728	-2 051	-5 841	10 696
Cash and cash equivalents at end of the period	7 275 546	513 961	7 275 546	513 962

Statement of Recognized Income and Expense – REC Group

(NOK IN THOUSAND)	Q4 2006	Q4 2005	YEAR 2006	YEAR 2005
Actuarial losses on defined benefit pension schemes, net of tax	10 213	-22 662	10 213	-22 662
Effect of SGS acquisition, net of tax	0	0	0	134 117
Effect of EverQ acquisition, net of tax	76 817	0	76 817	0
Currency translation differences, net of tax	-53 432	22 363	-36 385	30 919
Cash flow hedges, net of tax	-21 650	0	-87 240	0
Fair value effect on convertible loans, net of tax	21 289	0	953 184	-35 941
Net income recognized directly in equity	33 237	-299	916 589	106 433
Profit/loss for the period	336 079	177 362	458 330	3 923
Total recognized in equity	369 316	177 063	1 374 932	110 356

Quarterly information

Quarterly information - REC Group (NOK IN MILLION)	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005
Revenues	1 320	1 139	1 003	872	857
EBITDA	676	522	387	380	364
EBITDA - margin	51 %	46 %	39 %	44 %	43 %
EBIT	552	422	303	298	275
EBIT - margin	42 %	37 %	30 %	34 %	32 %
Net financial items	-41	90	-28	-55	-41
Profit/loss before tax and effect on convertible loans	510	512	274	243	233
Fair value/foreign exchange effect on convertible loans	0	0	-5	-791	29
Profit/loss before tax	510	512	270	-548	263
Earnings per share, basic in NOK	0.68	0.69	0.40	-1.27	0.58

Quarterly information - REC Silicon (NOK IN MILLION)	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005
Revenues	542	539	525	521	503
EBITDA	319	295	207	242	238
EBITDA - margin	59 %	55 %	39 %	46 %	47 %

Quarterly information - REC Wafer (NOK IN MILLION)	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005
Revenues	790	612	552	502	462
EBITDA	295	192	170	168	131
EBITDA - margin	37 %	31 %	31 %	33 %	28 %

Quarterly information - REC Solar (NOK IN MILLION)	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005
Revenues	301	273	180	120	108
EBITDA	80	65	32	17	25
EBITDA - margin	27 %	24 %	18 %	14 %	23 %

The Operations

4th Quarter

(NOK IN THOUSAND)	REVENUES 2006	REVENUES 2005	REVENUES GROWTH	EBITDA 2006	EBITDA MARGIN	EBITDA 2005	EBITDA MARGIN	EBIT 2006	EBIT MARGIN	EBIT 2005	EBIT MARGIN
REC Silicon	542	503	8 %	319	59 %	238	47 %	267	49 %	196	39 %
REC Wafer	790	462	71 %	295	37 %	131	28 %	233	29 %	96	21 %
REC Solar	301	108	178 %	80	27 %	25	23 %	74	24 %	13	12 %
Other operations	19	4	nm	-11	nm	-20	nm	-14	nm	-20	nm
Eliminations	-332	-221	nm	-8	nm	-10	nm	-8	nm	-10	nm
Total	1 320	857	54 %	676	51 %	364	43 %	552	42 %	275	32 %

Year to date 31 December

(NOK IN THOUSAND)	REVENUES 2006	REVENUES 2005	REVENUES GROWTH	EBITDA 2006	EBITDA MARGIN	EBITDA 2005	EBITDA MARGIN	EBIT 2006	EBIT MARGIN	EBIT 2005	EBIT MARGIN
REC Silicon	2 127	1 018	109 %	1 063	50 %	413	41 %	874	41 %	343	34 %
REC Wafer	2 455	1 596	54 %	825	34 %	417	26 %	664	27 %	290	18 %
REC Solar	873	404	116 %	195	22 %	86	21 %	158	18 %	53	13 %
Other operations	22	8	nm	-77	nm	-44	nm	-80	nm	-44	nm
Eliminations	-1 144	-572	nm	-42	nm	-42	nm	-41	nm	-41	nm
Total	4 334	2 454	77 %	1 965	45 %	830	34 %	1 574	36 %	601	25 %


while solar energy is destined to play a
fast growing market for solar energy



REC

Renewable Energy Corporation ASA
Veritasveien 14
Postboks 280
N-1323 Høvik
Norway
Tel: +47 67 81 52 50
Fax: +47 67 81 52 01

Presentation of interim results
4th quarter 2006

Renewable Energy Corporation



Polysilicon



Wafers



Cells



Modules

REC

Disclaimer

4th quarter presentation

This Presentation includes and is based, inter alia, on forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements and this Presentation are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for REC ASA and REC ASA's (including subsidiaries and affiliates) lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for REC's businesses, energy prices, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in the Presentation. Although REC ASA believes that its expectations and the Presentation are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in the Presentation. REC ASA is making no representation or warranty, expressed or implied, as to the accuracy, reliability or completeness of the Presentation, and neither REC ASA nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use.

This presentation was prepared for the fourth quarter results presentation held on February 13, 2007. Information contained within will not be updated. The following slides should be read and considered in connection with the information given orally during the presentation.

The REC shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.

REC

Agenda

4th quarter presentation

- Financial Review
- Operational Review
  - REC Silicon
  - REC Wafer
  - REC Solar
- Outlook



REC

2006 - Financial review

- Strong annual growth
  - Revenue growth of 77 percent
  - EBITDA growth of 137 percent
  - EBIT growth of 162 percent
- Strong set of key performance indicators
  - Return on capital employed (ROCE) of 24 percent*
  - 72 percent equity ratio
  - Net cash position of NOK ~5 billion

Revenues and EBITDA (NOK million)


5 000
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
-500

	2003	2004	2005	2006
Revenues	713	1 418	2 454	4 334
EBITDA	-32	155	830	1 965

* Definition:

$$\frac{\text{Return}}{\text{Capital employed}} = \frac{(\text{EBIT} - \text{tax} - \text{ramp-up expenses})}{\text{Equity} + \text{long-term debt} - \text{cash (adj. plants under construction)}}$$

REC

Highlights 2006

- REC Silicon
  - Major expansion project initiated to increase production of granular polysilicon by 6 500 MT
  - De-bottlenecking investments set to boost production by additional 1 000 MT and to further lower costs
- REC Wafer
  - Start-up of the new 200 MW wafer plant at Herøya
  - Converted all wafer production to 200 μm wafer
  - Signed four major long-term 'take-or-pay' contracts
  - Initiated wafer expansion project of approximately 650 MW
- REC Solar
  - Entered the Mediterranean market with significant 5 year solar module contract in Spain
  - Successful expansions and ramp-up of annual cell and module capacity to 45 MW
  - Initiated expansion projects of 180 MW within cells and 55 MW within modules
- REC Group
  - Increased shareholding to 33.33 percent in EverQ and become equal partner
  - Cost reductions progressing in all business segments
  - Significant organization capacity build-up to pursue further growth opportunities

REC

Renewable Energy Corporation

4th Quarter Review



REC

4th quarter highlights

4th quarter presentation

- Revenue growth of 54 percent
  - NOK 1 320 million versus NOK 857 million in 4th quarter 2005
- EBITDA growth of 86 percent
  - NOK 676 million versus NOK 364 million in 4th quarter 2005
  - Results include NOK 68 million in net positive one-off items
- EBIT growth of 101 percent
  - NOK 552 million versus NOK 275 million in 4th 2005
- Operating cash flow growth of 158 percent
  - NOK 659 million versus NOK 255 million in 4th 2005
- Faster ramp-up of new wafer production than expected
- Major new wafer expansion project initiated
- Equal partnership (33.3 percent) with Q-Cells and Evergreen in EverQ

  | 13 February 2007

REC

Financial highlights

4th quarter presentation



Revenues (NOK million)
1 400
1 200
1 000
800
600
400
200
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
2 005	367	474	755	857
2 006	872	1 003	1 139	1 320
Growth:	+137%	+111%	+51%	+54%



EBITDA (NOK million)
Margin: 51%
+8%p
800
700
600
500
400
300
200
100
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
2005	85	131	250	364
2006	380	387	522	676
Growth:	+345%	+196%	+109%	+86%



EBIT (NOK million)
Margin: 42%
+10%p
600
500
400
300
200
100
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
2005	53	88	185	275
2006	298	303	422	552
Growth:	+460%	+244%	+128%	+101%

REC

Q/Q EBITDA improvement

4th quarter presentation

- Strong operational improvement and volume improvement
  - REC Silicon on par with 3Q
  - Positive contribution from new REC Wafer production line and full conversion to 200 µm
  - Improved product mix and slightly higher prices in REC Solar
- Faster ramp-up of new Herøya plant resulted in NOK 11 million EBITDA vs. estimated negative NOK 30 million
- Change in one-offs mainly driven by termination of part of employee benefit plans in REC Silicon



EBITDA - Variance (NOK million)
700
650
600
550
500
450
400
350
300
522
-5
43
14
43
39
19
676
EBITDA Q3
Silicon*
Wafer*
Solar*
Reduced ramp-up and expansion
Change other one-offs
Other/elimin.*
EBITDA Q4

* Adjusted for one-off items in both Q3 and Q4

REC

REC Group - consolidated (condensed) income statement

4th quarter presentation

NOK million	Q4 2006	Q4 2005	2006	2005
Revenues	**1 320**	**857**	**4 334**	**2 454**
EBITDA	**676**	**364**	**1 965**	**830**
EBITDA-margin (percent)	*51%*	*43%*	*45%*	*34%*
EBIT	**552**	**275**	**1 574**	**601**
EBIT-margin (percent)	*42%*	*32%*	*36%*	*25%*
Net financial items	-41	-41	-34	-78
Profit before tax and effect of convertible loans	**510**	**233**	**1 540**	**523**
Fair value/foreign exchange effect of convertible loans	-	29	-796	-493
Profit/loss before tax	**510**	**263**	**744**	**30**

REC

Expansion, ramp-up costs and other

4th quarter presentation

NOK million	Q1 2006	Q2 2006	Q3 2006	Q4 Est.	Q4 Act.
REC Silicon	19	36	0	*0*	0
REC Wafer	8	18	39	*~30* (1)	0
REC Solar	9	6	4	*0*	0
SUM	**36**	**60**	**43**	*~30*	**0**
Internal profit elimination	30	0	4	*~20* (2)	8
TOTAL	**66**	**60**	**47**	*~50*	**8**

(1) During the early phase of the production ramp-up, revenues from the new plant will not entirely offset operating costs, consequently resulting in a projected negative effect of approximately NOK 30 million in the fourth quarter.

(2) In quarters with increasing levels in internal inventory resulting from ramp-up in REC Wafer and REC Solar, consolidated figures for REC will contain a higher level of internal profit elimination.

REC

REC Group - Balance Sheet

4th quarter presentation



Assets (NOK million)
15 000
10 000
5 000
0
5 759
7 276
4 677
514
2005
2006
Non-current assets
Cash and cash equivalents
Current assets



Equity and Liabilities (NOK million)
15 000
10 000
5 000
0
1 258
3 920
1 147
10 637
2 643
1 528
2005
2006
Shareholders equity
Interest bearing liabilities
Non interest bearing liabilities

Equity ratio 72 percent

  | 13 February 2007

REC



Renewable Energy Corporation
Operational Review
REC

An integrated and focused solar company

4th quarter presentation

Divisions	REC Silicon	REC Wafer	REC Solar
Q4 2006 Production	**1 295 MT** polysilicon	**89 MW** multicrystalline **9 MW** monocrystalline	**11 MW** cells **11 MW** modules
Q4'06 vs. Q4'05	-5%	+53%	+142%
4th quarter 2006:			
Revenues:	NOK 542 million	NOK 790 million	NOK 301 million
EBITDA:	NOK 319 million	NOK 295 million	NOK 80 million
2007 target production	**~6 000 MT** polysilicon	**~465 MW** multicrystalline **~35 MW** monocrystalline	**~50 MW** cells **~45 MW** modules

REC

REC Silicon - key figures

4th quarter presentation

Revenues (NOK million)


600
500
400
300
200
100
0

	Q1	Q2	Q3	Q4
2005	69	100	346	503
2006	521	525	539	542
Growth:	+657%	+425%	+56%	+8%

EBITDA (NOK million)

Margin: 59% +12%p


300
250
200
150
100
50
0

	Q1	Q2	Q3	Q4
2005	20	20	135	238
2006	242	207	295	319
Growth:	+1 134%	+917%	+119%	+34%

REC

REC Silicon - highlights

- Production in line with expectations
  - Polysilicon production 11 percent below the 3rd quarter 2006 and 5 percent lower than the 4th quarter previous year
    - De-bottlenecking processes require shut-downs
  - Drawdown on polysilicon inventory and higher silane gas sales
  - 38 percent of the polysilicon was sold to REC Wafer at market prices

- EBITDA improvements
  - EBITDA increased with 34 percent Y/Y and 8 percent Q/Q
  - Adjusted for one-off issues in both quarters, REC Silicon's EBITDA was in line with previous quarter



REC

REC Wafer - key figures

Revenues (NOK million)


900
800
700
600
500
400
300
200
100
0

	Q1	Q2	Q3	Q4
2005	298	382	455	462
2006	502	552	612	790
Growth:	+68%	+45%	+35%	+71%

EBITDA (NOK million)

Margin: 37% +9%p


300
250
200
150
100
50
0

	Q1	Q2	Q3	Q4
2005	65	97	124	131
2006	168	170	192	295
Growth:	+158%	+76%	+55%	+125%

REC

REC Wafer - highlights

- High production growth
  - Successful and fast ramp-up of new production line at Herøya
  - Positive EBIT-contribution of NOK 11 million in 4Q, vs. expected NOK -30 million
  - Total production close to 100 MW (mono- and multicrystalline)
  - Transition to 200 µm wafers fully completed
- Sharp EBITDA improvement
  - EBITDA increased by 125 percent Y/Y and 54 percent Q/Q
  - Adjusted for one-off items in both quarters, REC Wafer's EBITDA increased by 19 percent from the previous quarter
- Signed long-term wafer contracts with BP Solar and Suntech; contract value approximately NOK 4 billion



REC

4th quarter presentation

Building the world's largest solar plant

Investment costs:	~NOK 2.5 billion
Production capacity:	~650 MW (in 2010)
Number of employees:	~280
Floor area:	~36 000 m²
Production start-up:	Q4 08 / Q2 09
Full capacity utilization:	End 09
Annualized revenues:	NOK 5 to 6 billion*



* Calculated using estimated industry pricing for 2006 on long-term contracts

REC

Production capacity will exceed ~1 300 MW from 2010

4th quarter presentation



Multicrystalline wafer production (MW/year)
1 400
1 200
1 000
800
600
400
200
0
2006
2007e
2008e
2009e
2010e

- The two new plants will add ~ 650 MW of capacity by 2010
- Capacity currently installed and capacity under installation will total just below 700 MW
- Changes in product mix positively affect production capacity
- Exploring further de-bottlenecking opportunities at existing plants might bring additional volume

REC

REC Solar - key figures

4th quarter presentation



Revenues (NOK million)
350
300
250
200
150
100
50
0

	Q1	Q2	Q3	Q4
2005	91	99	106	108
2006	120	180	273	301
Growth:	+32%	+83%	+158%	+178%



EBITDA (NOK million)
EBITDA margin: 27%
+4%p
90
80
70
60
50
40
30
20
10
0

	Q1	Q2	Q3	Q4
2005	17	23	20	25
2006	17	32	65	80
Growth:	-2%	+41%	+225%	+220%

REC

REC Solar - highlights



- Production close to nameplate capacity
  - 11 MW in cells and modules respectively
  - Favorable product mix
    - Almost entirely 210 W modules
- Continued EBITDA improvement
  - Margins were supported by product mix and slightly higher prices
  - EBITDA increased by 220 percent Y/Y and 23 percent Q/Q
  - Adjusted for one-off items in both quarters, REC Solar's EBITDA increased by 20 percent from the previous quarter

REC


Three main focus areas...
REC

1. Aggressive growth ambitions - view of ~2010

4th quarter presentation


REC Silicon
REC Wafer
REC Solar
Polysilicon
Wafers
Cells
Modules
Capacity expansions
6,500 MT (~865 MW) Granular material
1,000 MT (~135 MW)
6,000 MT (~800 MW)
~300 MW opportunity
~650 MW expansion Herøya III & IV
~100 MW productivity gains
~580 MW
~800 MW opportunity
~180 MW
~45 MW
~55 MW
~45 MW
~550 MW allocated to cell customers
1,450 MT allocated to EverQ expansion (33.3% owned)

Additional revenue and profit growth contributed by increased silane gas sales

REC

2. On track with the targeted cost program

4th quarter presentation

REC 2010 cost road map
Figures in %


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Polysilicon
Wafer
Cell
Module
World Class 2005 1
REC 2010 Ambition 2

Source: REC

Note 1: Cost structure as cost per watt of modules, based on world class production 2005

Note 2: Cost structure as cost per watt of modules, relative to 2005 level

- REC Silicon targets ~60 percent reduction in polysilicon cost input
  - Main benefits will be derived from the FBR-plant and lower consumption
- REC Wafer targets ~50 percent reduction in wafer conversion cost
  - Achieved ~15 percent in 2006
  - Further advanced technologies to be implemented in new production lines
- REC Solar targets significant reduction in cell and module cost input
  - Achieved ~10 percent in cell and ~5 percent in module in 2006
  - Further advanced technologies to be implemented in new production lines

REC


3. REC Group organization development
4th quarter presentation
REC
REC Silicon
REC Wafer
REC Solar
REC Solar Grade Silicon
REC Advanced Silicon Materials
REC ScanWafer
REC SiTech
REC ScanCell
REC ScanModule
➔ BU focus and organization build up in each division to ensure autonomy and growth
➔ John Andersen, Jr. assigned EVP Solar and Group COO to boost downstream focus
➔ New EVP Wafer to be hired
REC


Renewable Energy Corporation
Outlook
REC

00050

REC Group outlook – 2007 targets

4th quarter presentation

- Continued focus on cost improvements
- Execution of expansion programs
  - **REC Silicon**: Construction of FBR-plant; de-bottlenecking program at Butte
  - **REC Wafer**: Continue ramp-up of the new 200 MW plant; begin construction of the two new plants of 650 MW
  - **REC Solar**: Ramp-up first phase of 180 MW cell expansion in Narvik and 55 MW module expansion in Glava
  - **EverQ**: Complete ramp-up of additional 60 MW expansion
- Pricing outlook on a full year basis
  - REC Silicon – increase of close to 10 percent
  - REC Wafer – increase of above 10 percent
  - REC Solar – reduction of up to 5 percent


2007 production growth in percent
70
60
50
40
30
20
10
0
~6 000 MT
~500 MW
~55 MW
~45 MW
Polysilicon
Wafers
Cells
Modules

Note: Polysilicon production measured in MT. Wafers, cells and modules in MW

  | 13 February 2007

REC


Welcome back
1st quarter 2007 – April 27, 2007
REC

Item 8.

/

OSLO BØRS NewsWeb Ticker: REC Ant meldinger: 25 Fra: 01.01.

Meldingstype: DELÅRSRESULTAT Til: 27.02.

13.02.07 07:53 Marked=OB **REC REC ASA - 4TH QUARTER 2006** delårsresultat 709K 2238K

Oslo, February 13, 2007: Renewable Energy Corporation ASA (REC) reported revenues of NOK 1,320 million in the fourth quarter 2006, an increase of 54 percent from the NOK 857 million reported in the fourth quarter 2005. Revenues for the full year 2006 were NOK 4,334 million compared with the NOK 2,454 million reported for 2005, representing an increase of 77 percent.

Earnings before interest, taxes, depreciation and amortization (EBITDA) was NOK 676 million in the fourth quarter 2006, compared with NOK 364 million in the fourth quarter 2005. The EBITDA margin was 51 percent in the fourth quarter 2006, compared with 43 percent in the same quarter last year.

For the full year, the EBITDA increased 137 percent from NOK 830 million in 2005 to NOK 1,965 million in 2006. The margin of 45 percent for 2006 compares with a margin of 34 percent for the full year 2005.

The operating profit (EBIT) was NOK 552 million in the fourth quarter, compared with NOK 275 million in the same quarter in 2005, and the EBIT margin increased to 42 percent from 32 percent. For the full year 2006, the EBIT was NOK 1,574 million compared with NOK 601 million for 2005, representing an increase of 162%.

Profit before tax was NOK 510 million in the fourth quarter 2006 compared with NOK 263 million in the fourth quarter 2005.

For the full year, profit before tax was NOK 744 million in 2006 and NOK 30 million in 2005. Adjusting for the effect of fair value/foreign exchange effect of convertible loans in both years, the profit before tax increased from NOK 523 million in 2005 to NOK 1,540 million in 2006.

Earnings per share were NOK 0.68 in the fourth quarter 2006 and NOK 1.03 for the full year, compared with NOK 0.58 in the fourth quarter 2005 and NOK 0.01 for the full year of 2005, on both a basic and diluted basis.

Please see the attachments on www.newsweb.no

For further information please contact:
Jon Andre Løkke, SVP & Investor Relations Officer; +47 67 81 52 65

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world's largest producers of solar grade silicon and wafers for solar applications. REC Solar produces solar cells and

solar modules. REC Group had revenues in 2005 of NOK 2 454 million and an operating profit of NOK 601 million. Please also see www.recgroup.com

Item 9.

OSLO BØRS NewsWeb
Ticker: REC
Ant meldinger: 25
Fra: 01.01.
Meldingstype: FINANSIELL KALENDER
Til: 27.02.

06.02.07 14:13 Marked=OB **REC PRESENTATION OF THE FOURTH QUARTER 2006** finansiell kalender

REC will release its fourth quarter results for 2006 on Tuesday February 13, 2007 at 08:00 AM CET.

On the release day, President and CEO Erik Thorsen of REC ASA will give a presentation of the fourth quarter results. Other members of the management team will also be present. The presentation will take place at 08:00 hrs Norwegian time/CET at the conference centre Høyres Hus, Stortingsgaten 20, Oslo.

The presentation will also be broadcasted live over the Internet, and can be accessed on www.recgroup.com and www.oslobors.no/webcast. The presentation will be held in English. REC encourages anyone not able to participate in person to use the possibility for posting questions to management over the Internet during the webcast.

It will also be possible to listen to the presentation through a conference call. Please use one of the following numbers (provide conference ID, 7458431):

Norway free call: 800 193 95
UK free call: 0800 694 2370
USA free call: 1866 966 9444
International dial in: +44 (0) 1452 552 510

For more information, please contact:
Jon André Løkke, SVP and Investor Relations Officer, Tel: +47 67 81 52 65

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world's largest producers of solar grade silicon and wafers for solar applications. REC Solar produces solar cells and solar modules and is gaining market share through strong growth. REC Group had revenues in 2005 of 2,454 MNOK and an operating profit of 601 MNOK. Please also see www.recgroup.com

Item 10.

OSLO BØRS NewsWeb

Ticker: REC

Ant meldinger: 25

Fra: 01.01.

Meldingstype: FLAGGING

Til: 27.02.

05.02.07 08:03 Marked=OB **REC TRADE SUBJECT TO NOTIFICATION** flagging

---

Q-Cells AG (`Q-Cells`), a public limited liability company incorporated in Germany, hereby gives notice that, on Monday 5th of February 2007, it acquired 88,456,767 shares in Renewable Energy Corporation ASA (`REC`), representing approximately 17.9 % of the share capital and voting rights of REC. As a consequence of this transaction, Q-Cells now holds a total of 88,456,767 shares in Renewable Energy Corporation ASA, representing approx. 17.9 % of the share capital and voting rights.

Q-Cells has been granted a right to sell (put option) to Orkla ASA up to 78,573,329 shares, representing approximately 15.9 % of the share capital and voting rights.

The transaction described herein is conditional upon Q-Cells AG having registered the share capital increase required in connection with its acquisition of shares. It is expected that this condition will be satisfied during the course of the day.

Item 11.

OSLO BØRS NewsWeb Ticker: REC Ant meldinger: 25 Fra: 01.01.1

Meldingstype: FLAGGING Til: 27.02.2

05.02.07 08:02 Marked=OB **REC INCREASED EXPOSURE TO THE SOLAR INDUSTRY** flagging

---

Not to be released or distributed in, into or from the United States, Australia, Canada or Japan.

Orkla has today on 5 February 2007 entered into the following transactions:

- Orkla has acquired 12.48 % in Renewable Energy Corporation ASA (REC) from Good Energies Investment (GEI)

- Orkla has granted Q-Cells AG a financial downside protection (put options)

- Q-Cells has granted Orkla right of first refusal if Q-Cells sells REC shares

- A metal contract to sell solar grade silicon from Elkem Solar to Q-Cells

Orkla has today acquired 61,684,035 shares in REC from GEI, representing approx. 12.48% of the outstanding shares in REC, at a price of NOK 105 per share. Orkla`s total holdings in REC after this transaction are 197,619,335 shares, representing 39.99 % of the shares in REC. GEI has further more sold 88 456 767 shares in REC to Q-Cells, representing approx 17.9 % of the shares in REC. Orkla has granted Q-Cells rights to sell (put options) up to 78,573,329 shares in REC, equivalent to approx. 15.9 % of the outstanding shares in REC.

GEI will in due course sell its remaining 19,661,098 shares in REC, representing approx 4% of the shares. Orkla has an economic interest in the outcome of the sale depending on the obtained sale price.

In addition, Elkem Solar has signed a long term supply contract with Q-Cells to deliver significant quantities of solar grade silicon up to 2018.

All of the above transactions are conditional upon Q-Cells having registered the share capital increase required in connection with its purchase of REC shares from GEI.

`Orkla is pleased to have increased its holding in REC. Orkla believes the solar industry has an interesting growth potential and has confidence in REC`s ability to create value in this industry based on its strong market position, technological know-how and professional management. Orkla has no intention of increasing its holding in REC beyond the 39.99 %. Orkla is supportive of REC`s strategy.
To realise its growth potential, we believe it is important for REC to have access to the capital market and continue as a publicly quoted company. Orkla as a long term industrial owner will

support REC`s continued growth and internationalisation,` says EVP Speciality Materials Ole Enger.

Orkla will pay the acquisition price for the shares in cash through available funds and credit facilities.

The put-options granted by Orkla to Q-Cells may be summarised as follows:

29,403,227 shares in REC, equivalent to approximately 5.95 % of the current share capital, can be put on Orkla or a third party nominated by Orkla at NOK 90 per share. The option can be exercised after 1 year and no later than 3 years from today`s date. Orkla has the right to defer Q-Cells`s right of exercise up to a date falling no later than approx. 3.5 years from today`s date.

29 403 227 additional shares, equivalent to approximately 5.95 % of the current share capital, can be put on Orkla or a third party nominated by Orkla at NOK 90 per share. The option can be exercised after 2 years and no later than 3 years from today`s date. Orkla has the right to defer Q-Cells`s right to exercise up to a date falling no later than approximately 4 years from today`s date.

19 766 875 additional shares, equivalent to approximately 4% of the current share capital, can be put on Orkla or a third party nominated by Orkla at NOK 70 per share. The option can be exercised after 1 year and no later than 2 years from today`s date. Orkla has the right to defer Q-Cells`s right to exercise by up to 180 days. With regard to these 4 % there is also an up-side sharing mechanism should Q-Cells sell the shares above a certain price level prior to expiry of the put option.

The put options may be reduced or cancelled by Orkla if Q-Cells sells REC shares in the market or Orkla can present Q-Cells for a buyer above a specified price level and Q-Cells elects not to accept such an offer. If for the duration of the put options Q-Cells intend to sell shares in REC, it will permit Orkla the opportunity to match the price offered to it.

Elkem Solar has entered into a long term supply contract with Q-Cells to supply solar grade silicon. The agreement is at market terms. The volumes under the contracts relate to the remaining capacity at the 5,000 tons solar grade plant being built in Kristiansand until 2012. After 2012 until 2018 Elkem Solar will sell 2,400 tons annually to Q-Cells. In addition Q-Cells will have the option to buy additional 1,600 tons in 2010 and 5,000 tons annually from 2011 to 2018 depending on Elkem Solar expanding its production capacity.

`Elkem Solar is pleased to have signed a long term agreement to sell solar grade silicon to Q-Cells, which is a world leading company in the solar industry. This agreement secures deliveries for the remaining production capacity of Elkem Solar`s new plant being built in Kristiansand,`

says Managing Director in Elkem John G. Thuestad.

Orkla will give a presentation for the financial market and the press at Orkla, Skøyen today at 12:00 noon CET. This presentation will be webcasted live on our homepage www.orkla.com.

Orkla ASA,
Oslo 5 February 2007

Contacts:
Dag J. Opedal, CEO Orkla, Tel: +47 2254 4548
(available at and after the presentation)
Ole Enger, EVP Speciality Materials, +47 22544545
(available at and after the presentation)
Rune Helland, SVP IR
Tel: +47 2254 4411
Ole Kristian Lunde, SVP Corp. Communication
Tel: +47 22 54 44 31

This announcement may not be distributed, directly or indirectly, in or into the United States, Australia, Canada or Japan. This announcement does not constitute or form part of an offer to sell or issue, or any solicitation of an offer to buy or subscribe for, any securities referred to herein. The offer and sale of the securities and distribution of this announcement and other information in connection with the offer and sale of the securities in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.
The shares in Renewable Energy Corporation ASA (the `securities`) mentioned herein have not been, and will not be, registered under the US Securities Act of 1933 (the `Securities Act`), and may not be offered or sold in the United States (as such term is defined in Regulation S under the Securities Act) except pursuant to an exemption from registration. No public offer of the securities is being made in the United States.

Item 12.

Rule 12g3-2(b)

OSLO BØRS NewsWeb Ticker: REC Ant meldinger: 25 Fra: 01.01.
Meldingstype: MELDEPLIKTIG HANDEL Til: 27.02.

05.02.07 08:01 Marked=OB **REC TRADE SUBJECT TO NOTIFICATION** meldepliktig handel

Good Energies Investments B.V (`Good Energies`), a private limited liability company incorporated in The Netherlands, holds a total of 169,801,900 shares in Renewable Energy Corporation ASA (`REC`), representing approximately 34.36% of the share capital and voting rights.

Good Energies hereby gives notice that on Monday 5th of February 2007 it entered into the following transactions:
(i)it has sold 61,684,035 shares in REC, representing approximately 12.5% of the share capital and voting rights of REC, to Orkla ASA (`Orkla`), at a price of EURO 12.805 per share; and
(ii) has transferred 88,456,767 shares in REC, representing approximately 17.9% of the share capital and voting rights of REC, to Q-Cells AG (`Q-Cells`), in consideration for 3,753,595 ordinary shares and 30,569,984 convertible preference shares.

On completion of these transactions, Good Energies will hold a total of 19,661,098 shares in REC, representing approximately 3.98% of the share capital and voting rights. Good Energies will, in due course, sell its remaining 19,661,098 shares in REC. Orkla has an economic interest in any such sale.

The transactions described herein are conditional upon the registration of a share capital increase in Q-Cells in respect of the ordinary shares and non-convertible preference shares being issued to Good Energies in consideration for the transfer of 88,456,767 shares in REC.

The reason for this notification is that Good Energies Investments B.V. is represented on the board of directors of REC, by Mr. Marcel Egmond Brenninkmeijer.

This announcement is not for distribution, directly or indirectly, in or into the United States (including its territories and possession, any State of the United States and the District of Columbia), Australia, Canada or Japan. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Shares mentioned herein have not been, and will not be, registered under the US Securities Act of 1933 (the `Securities Act`). The Shares may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

Item 13.

Summary In English

Umoe Invest AS has on Monday January 29 bought 70 000 shares in Renewable Energy Corp AS (REC) for a rate of 147,08.

Umoe Invest has 70 000 shares after this transaction.

Umoe Invest AS is owned by Jens Ulltveit-Moe, who is married to the member of the board in REC, Karen Helene Ulltveit-Moe.

4428346_v1

Item 14.

Summary In English

Umcoe Invest, associated with Karen Helene Ulltveit-Moe has 01/19/2007 bought 75 000 shares in REC for the rate of NOK 136,98 per share. Umoe Invest has 75 000 shares after this transaction.

Umcoe Invest, associated with Karen Helene Ulltveit-Moe has 01/23/2007 sold 75 000 shares in REC for the rate of NOK 135,95 per share. Umoe Invest has 0 shares after this transaction.

Item 15.

OSLO BØRS NewsWeb

Ticker: REC

Ant meldinger: 25

Fra: 01.01.

Meldingstype: ORGANISASJONSENDRING

Til: 27.02.

23.01.07 07:37 Marked=OB **REC REIDAR LANGMO RESIGNS FROM REC** organisasjonsendring

---

Høvik, January 22, 2007

Renewable Energy Corporation ASA (REC) has today been notified by Reidar Langmo that he is leaving his position as Senior Vice President Business Development effective January 31, 2007. Mr. Langmo has decided to leave REC in order to dedicate his full time and attention to the management of his private investments. Reidar Langmo will continue to work out of REC`s headquarters at Høvik.

Reidar Langmo was one of the founders of REC, and has been employed by the company since 1996. `Mr. Langmo has been instrumental in the development of REC, and I want to express my gratitude and deepest admiration for his strong efforts and invaluable contributions to REC`s success so far. I am pleased that we will still enjoy his company in our office environment at Høvik, and I wish him all the best with his future endeavors,` says Erik Thorsen, President & CEO of REC ASA.

About REC
REC was established in 1996 and is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of solar grade silicon and wafers for solar applications. REC Solar produces solar cells and solar modules. The company has customers all over the globe, seven production plants in three different countries, operates on three different continents and has approximately 1 300 employees. For further information on the company, please refer to www.recgroup.com.

Item 16.

22.12.06 14:42 Marked=OB **REC RUNE BJERKE RESIGNS AS MEMBER OF THE BOARD** organisasjonsendring

---

Høvik, December 22, 2006

Renewable Energy Corporation ASA (REC) has today been notified that Rune Bjerke has decided to resign as Director of the REC Board. The reason for Mr. Bjerke's decision is related to his new position as Group Chief Executive of DnB NOR ASA. His resignation will have effect as of immediately.

About REC
REC was established in 1996 and is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world's largest producers of solar grade silicon and wafers for solar applications. REC Solar produces solar cells and solar modules. The company has customers all over the globe, seven production plants in three different countries, operates on three different continents and has approximately 1 300 employees. For further information on the company, please refer to www.recgroup.com.

Item 17.

OSLO BØRS NewsWeb Ticker: REC Ant meldinger: 25 Fra: 01.01.
Meldingstype: ANDRE BØRSMELDINGER Til: 27.02.

22.12.06 08:36 Marked=OB REC **REGULATORY AUTHORITIES APPROVE EVERQ PARTNERSHIP** andre børsmeldinger

---

Marlboro, Massachusetts; Thalheim, Saxony-Anhalt, Germany; and Høvik, Norway, December 22, 2006 - Evergreen Solar, Inc. (Nasdaq: ESLR), Q-Cells AG (FSE: QCE) and Renewable Energy Corporation ASA (OSEAX: REC.OL) (REC) in a joint release today announced that regulatory authorities in Germany have approved previously announced partnership agreements that make the companies equal partners in EverQ AG, which manufactures solar modules in Thalheim, Germany. Effective December 19, 2006, all three partners will share equally in the net income generated by EverQ.

The EverQ partnership and related polysilicon supply agreements are intended to facilitate the next phase of expansion of EverQ's production facilities in Thalheim. The partnership intends to grow the EverQ business to approximately 10 times the size of its first facility, generating 300 MW of solar production by 2010. By the third quarter of 2006, EverQ's first plant ramped to full production capacity of 30 MW. EverQ's second plant - EverQ-2 - is on track to begin production in the second quarter of 2007, and is expected to reach its full capacity of 60 MW by the end of 2007, bringing EverQ's total capacity to approximately 90 MW.

About EverQ
EverQ's existing solar module manufacturing plant in Thalheim, Germany, manufactures Evergreen Solar's high-output Spruce Line(TM) of photovoltaic panels. Products fabricated by EverQ use Evergreen Solar's patented String Ribbon(TM) manufacturing process. String Ribbon is more efficient in the use of silicon than conventional sliced crystalline technologies.

About Evergreen Solar
Evergreen Solar develops, manufactures and markets solar power products using proprietary, low-cost manufacturing technologies. The Company's patented crystalline silicon technology, known as String Ribbon, uses significantly less silicon than conventional approaches. Evergreen's products provide reliable and environmentally clean electric power for residential and commercial applications globally. For more information about the Company, please visit www.evergreensolar.com.

About Q-Cells
Established in 1999, Q-Cells is the second largest solar cell manufacturer in the world, and by far number one among the independent producers. Its core business is the development, production and marketing of high-quality mono- and multicrystalline photovoltaic cells. Since commencing production in 2001, Q-Cells has grown rapidly and now employs more than 900 people at its site in Thalheim, Saxony-Anhalt. Q-Cells has

constantly developed its product portfolio and the performance of its cells as well as its technological production processes. Furthermore, Q-Cells is investing in additional technologies.

About REC
REC was established in 1996 and is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of solar grade silicon and wafers for solar applications. REC Solar produces solar cells and solar modules. The company has customers all over the globe, seven production plants in three different countries, operates on three different continents and has approximately 1,300 employees. For further information on the company, please refer to www.recgroup.com.

For more information, please contact:
Jon André Løkke, SVP and Investor Relations Officer, Tel: +47 67 81 52 65

Item 18.

14.12.06 13:59 Marked=OB **REC FINANCIAL CALENDAR FOR 2007** finansiell kalender

13. Feb 2007: Presentation of 4Q 2006 results
27. April 2007: Presentation of 1Q 2007 results
27. July 2007: Presentation of 2Q 2007 results
26. Oct. 2007: Presentation of 3Q 2007 results

Ordinary general meeting: 14. May 2007

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of solar grade silicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2005 of NOK 2 454 million and an operating profit of NOK 601 million. Please also see www.recgroup.com

For further information please contact:
Jon Andre Løkke, SVP & Investor Relations Officer; +47 67 81 52 65

Item 19.


Building the world's
largest solar plant
Polysilicon
Wafers
Cells
Modules
REC

Disclaimer

This Presentation includes and is based, inter alia, on forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements and this Presentation are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for REC ASA and REC ASA's (including subsidiaries and affiliates) lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for REC's businesses, energy prices, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in the Presentation. Although REC ASA believes that its expectations and the Presentation are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in the Presentation. REC ASA is making no representation or warranty, expressed or implied, as to the accuracy, reliability or completeness of the Presentation, and neither REC ASA nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use.

This presentation was prepared for a press conference held on December 13, 2006. Information contained within will not be updated. The following slides should be read and considered in connection with the information given orally during the presentation.

The REC shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.

REC

An exceptional platform for growth in the PV value chain (Q3 2006)

Press conference 13.12.2006


REC Silicon
REC Wafer
REC Solar
Polysilicon
Wafers
Cells
Modules
1 450 MT allocated to EverQ expansion (33.3 % owned)
6 500 MT (~680 MW) Granular material
Growth potential
Growth potential
1 000 MT (~110 MW)
~100 MW
~200 MW
3 800 MT (~400 MW)
~280 MW
~180 MW
~45 MW
~55 MW
~45 MW
~2 200 MT allocated to electronics customers

REC is well positioned for and committed to further growth

REC

Cost competitiveness of PV electricity

Press conference 13.12.2006



(€/kWh)
1.0
0.8
0.6
0.4
0.2
0.0
1990
2000
2010e
2020e
2030e
2040e
900 hrs/year: ~0.50 €/kWh
1 800 hrs/year: ~0.25 €/kWh
Photovoltaic
Utility peak cost
Bulk cost

Source: REC, based on EC Vision Report 2005 (EPIA: Towards an Effective Industrial policy for PV (RWE Schott Solar))

REC

Aggressive cost reduction ambitions - "2010 roadmap"

REC cost reduction targets
Figures in %


100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
Polysilicon
Wafer
Cell
Module
World Class 2005 1
REC 2010 Ambition2

Source: REC

- ➔ REC targets ~50 percent unit cost reduction compared to 2005 world class manufacturing
- ➔ This is a technology race
  - Aim for cost leadership in polysilicon
  - Building on world-leading wafer process concepts
  - Ready for step change in cell production
- ➔ Control over the entire value chain is a major benefit to achieve
  - Greater cost cutting opportunities
  - Synergies in technology innovations
  - Maximum value creation

Note 1: Cost structure measured as cost per watt of modules, based on world class manufacturing 2005

Note 2: Cost structure measured as cost per watt of modules, relative to 2005 level

REC

The world's largest solar plant

Investment costs:	~NOK 2.5 billion
Production capacity:	~650 MW (in 2010)
Number of employees:	~280
Floor area:	~35 000 m^2
Production start-up:	Q4 '08 / Q2 '09
Full capacity utilization:	End '09
Annualized revenues:	NOK 5 to 6 billion*



* Calculated using estimated industry pricing for 2006, on long-term contracts

REC

Aggressive growth ambitions - view of ~2010


REC Silicon
REC Wafer
REC Solar
Polysilicon
Wafers
Cells
Modules
Capacity expansions
6 500 MT
(~865 MW)
Granular material
1 000 MT (~135 MW)
6 000 MT
(~800 MW)
~300 MW opportunity
~650 MW expansion
Herøya III & IV
~100 MW productivity gains
~580 MW
~800 MW opportunity
~180 MW
~45 MW
~55 MW
~45 MW
~550 MW allocated to cell customers
1 450 MT allocated to EverQ expansion (33.3 % owned)

Additional revenue and profit growth contributed by increased silane gas sales

  | December 13, 2006

REC

Converting polysilicon into wafers for solar cells


REC Wafer
Casting and cutting

- REC Wafer is the world's largest producer of wafers for solar cells
- Through a casting process, solar grade silicon is converted into ingots which are cut into blocks and finally into wafers

REC

Producing multicrystalline wafers with proprietary technology

1: Solar grade silicon is first put into crucibles...



2: ...and melted in special furnaces



3: It is then cooled from the bottom, crystallization begins...



4: ...and multicrystalline silicon is formed



5: The resulting massive ingot is cut into 16 blocks...



6:



7: ...each again sliced into leaf-thin wafers



8: Producing the thinnest wafers in Europe



REC

Location adjacent to existing plants and technology center


KONTOR gr.flate 900m2
KONTOR gr.flate 530m2
SWH II gr.flate 6750m2
SWH I gr.flate
RA1
RA2
54
64
41
Tormod

REC

Facade drawings of the two new plants


South Facade - 200 m


Existing plant
West Facade - 110 m

REC

Herøya – the best location for cost efficient expansion

Operations
- → Participate in plant design and engineering
- → Facilitate efficient recruitment and training
- → Transfer of mass production mindset

Technology
- → Key role in working with equipment suppliers
- → Facilitate efficient technology transfer

Project
- → Project organization with relevant experience
- → Proximity to operations and technology

Region
- → Workforce with industrial experience
- → Extensive service industry

Reduced execution time, time to market, and unit cost

REC

Project timeline

Press conference 13.12.2006

	2006		2007				2008				2009			
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Approval by the Board		■												
Procurement of equipment		■												
Start ground work			■											
Start foundation work				■										
Start steel erection					■									
Closed building							■							
Start equipment deliveries								■						
Start-up production SWH III										■				
Start-up production SWH IV												■		

REC

Production capacity will exceed ~1 300 MW from 2010

Multicrystalline wafer production (MW/year)


1 400
1 200
1 000
800
600
400
200
0
2006
2007e
2008e
2009e
2010e

- The two new plants will add ~ 650 MW of capacity by 2010
- Capacity currently installed and capacity under installation will total just below 700 MW
- Changes in product mix positively affect production capacity
- Will continue to explore de-bottlenecking opportunities at existing plants

The world's largest solar energy company

REC

REC in perspective

Press conference 13.12.2006

Largest solar producers in the world



1 400
1 200
1 000
800
600
400
200
0
Wafer producers
Cell producers
200
200
225
280
1 300
SolarWorld*
M. Setek*
Crystallox*
REC Wafer
Sharp**
Q-Cells**
Suntech**

*Wafer producers: estimated 2006 production. ** Cell producers: capacity end 2006/Photon 3/2006

REC

Supplying the world's leading cell producers

Top ten cell producers (planned production 2006 - MW)


Sharp
Q-Cells
Kyocera
Sanyo
Suntech
Motech
Mitsubishi Electric
Schott Solar
Deutche Cell
BP Solar
500
234
175
150
150
140
125
110
110
105
0
100
200
300
400
500
600

Source: PHOTON International March 2006

Estimated 2010 volume allocation by region and contrac


Asia
Europe
ROW
Long-term contracts
Captive (current allocation)
For allocation

REC

Thin wafers make a difference

- ➔ Factors that decide numbers of wafers from each block
  - Wafer thickness
  - Wire thickness
  - Wafer yield
  - Cut-offs at each end of the block
- ➔ The two new plants are designed for 120 µm wafer and 120 µm wire
- ➔ Transition to thinner wafers and wire represents significant challenges for both the wafer producer <u>and</u> the cell producer

Development in wafer thickness (µm)


350
300
250
200
150
100
325
280
9 % more wafers per silicon unit
240
19 % more
200
31 % more
160
46 % more
2003
2004
2005
2006
Future

  | December 13, 2006

REC

Technology development and scale drive productivity

Production volume per employee ('000 dm^2)


1100
1000
900
800
700
600
500
400
300
200
100
0
2003
2004
2005
2006
2007e
2008e
2009e
2010e

- Production/employee in 2010 will exceed 1 mill dm^2 – 2,5 times the current level
- Productivity in 2007 and 2008 is negatively affected by early recruitment in order to start training

REC

Track record of unit cost reduction

Wafer unit cost (excl. silicon) at most efficient plant


100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
2004
2005
2006
2007e
2010e

- Unit cost reduction measures; results
  - improved material quality
  - thinner wafer
  - thinner wire
  - reduced consumables costs
  - increased productivity
- Certain unit costs measures can only be realized in new plants or by significant modifications to existing plants
- The Herøya III & IV expansion project puts REC Wafer on track with respect to future unit cost targets

REC

Questions and Answers



REC


Thank You!
Welcome back on 13th February 2007 for the 4th quarter 2006 presentation
REC

Item 20.

13.12.06 08:34 Marked=OB REC **INVITATION TO PRESS CONFERENCE** andre børsmeldinger

---

Renewable Energy Corporation (REC) is today hosting a press conference in connection with the announced expansion of the wafer production plant at Herøya, Norway. The event takes place in Vika Atrium, today, Wednesday, December 13th at 12:00 hrs CET. The presentation will also be broadcasted live on the Internet.

Presentation material will be available on REC`s internet pages www.recgroup.com from 11:55 CET.

For more information, please contact:
Jon André Løkke, SVP and Investor Relations Officer, Tel: +47 67 81 52 65

Item 21.

13.12.06 08:32 Marked=OB **REC INVESTS NOK 2.5BN IN WORLD`S LARGEST SOLAR PLANT** avtaler

Høvik, December 13, 2006

REC expands wafer production at the Herøya site with approx 650 MW by investing an estimated NOK 2.5 billion. When up and running, total annual production will be close to 1.3 GW, making Herøya by far the largest solar production site in the world.

In order to respond to the continued strong demand for wafers, both from external customers and for own solar cell production, REC has decided to build two new plants for multicrystalline wafers at Herøya. The plants, with a combined capacity of approx 650 MW, will be located adjacent to REC`s existing wafer plants and the wafer technology center. Total investments costs are estimated at NOK 2.5 billion. The two new plants will go into production Q4 2008 and Q2 2009 respectively. Annualized revenues from the new plants alone will represent between NOK 5 to 6 billion (calculated using estimated industry pricing for 2006, on long-term contracts). This expansion further strengthens REC`s leading position in the global solar industry.

The expansion project will be presented in more detail at a press conference at Vika Atrium, today, Wednesday, December 13th at 12:00 hrs CET. The presentation will also be broadcasted live on the Internet. Please visit www.recgroup.com for more details.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of solar grade silicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2005 of NOK 2 454 million and an operating profit of NOK 601 million. Please also see www.recgroup.com

Item 22.

Summary In English

Company's certificate for Renewable Energy Corporation ASA (registration number, date of incorporation, registered name, registered address, share capital board of directors etc.)

4428346_v1

Item 23.

Summary In English

Notice to Oslo Stock Exchange and Renewable Energy Corporation AS from DnB NOR Bank ASA, dated December 11, 2006.

ISIN: NO 001 027776.7 USD 8% Renewable Energy Corp. Conv 2005/06
ISIN: NO 001 011267,5 Renewable Energy Corp. Shares

"We have executed conversions in the abovementioned Convertible Bond:

Remaining debt prior to conversion NO 001 027776.7	USD 51,727,00
Conversion 12/11/2006	USD 51,727,00
Remaining debt after conversion	USD 0.00

Share capital in ISIN NO 001 0111267.5 prior to conversion	NOK 494.145.626,00
Conversion of bonds for	
USD 51727,00 equals 26.258 shares for 1 kr	NOK 26.256,00
Share capital after conversion to shares	NOK 494.171.882,00

We have converted USD 51.727,00 of bonds for 5 investors

4428346_v1

Item 24.

Summary In English

Updated share capital in Renewable Energy Corporation ASA is NOK 494.171.882 and the capital is registered as paid in full in the Companies Registers.

The Oslo Stock Exchange has received a company's certificate

Conversion in ISIN NO 001 027776.7 USD 51.727,00. Remaining debt after conversion USD 0. Conversion of bonds "ga 26.256" shares.

4428346_v1

END